FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 6/25/2008

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing it has filed 2007 Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raúl Darderes
Name: Raúl Darderes
Title: Secretary to the Board of Directors

Dated: June 25, 2008

Sebastián Martí
Ternium - Investor Relations
USA	+1 (866) 890 0443
Mexico	+52 (81) 8865 2111
Argentina	+54 (11) 4018 2389
www.ternium.com

Ternium Files 2007 Form 20-F

Luxembourg, June 25, 2008 – Ternium S.A. (NYSE: TX), (“Ternium”) announces that has filed its annual report on Form 20-F for the year ended December 31, 2007 with the U.S. Securities and Exchange Commission (SEC). The annual report can be downloaded from the SEC website at www.sec.gov and from Ternium’s website at www.ternium.com. Holders of Ternium’s ADSs, and any other interested parties, may request a hard copy of the annual report, free of charge, at +352 26 68 31 52 (from outside the United States) or +1 (888) 269 2377 (toll free from the United States).

Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products.  With its main operations in Mexico, Venezuela and Argentina and 21,000 employees, Ternium had sales of approximately US$8 billion and shipments of approximately 10 million tons of finished steel products in 2007.  More information about Ternium is available at www.ternium.com.